Exhibit 99.1

Afya Limited

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of Afya Participações S.A., Alameda Oscar Niemeyer, No. 119, Room 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056, and virtually by accessing the following link (https://web.lumiagm.com/283874046; password: afya2022), on the 29th day of April, 2022 at 11:00 am, Brasília time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	"As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2021 be approved and ratified."

2.	"As a special resolution that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association, accessible at the Company’s website at https://ir.afya.com.br., subject to closing of the transaction disclosed in the Form 13D/A on March 4, 2022, between Esteves Family and Bertelsmann SE & Co. KGaA, accessible at the Company’s website at https://ir.afya.com.br.”

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

Shareholders may participate in the AGM virtually by accessing the following link (https://web.lumiagm.com/283874046; password: afya2022). Participation by a shareholder in the AGM in this manner shall be treated as presence in person at the AGM and such shareholder shall be counted in a quorum and entitled to vote in accordance with Article 18.3 of the Articles of Association of the Company.

The Board of Directors of the Company (the "Board") has fixed the close of business on April 7th, 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business, Brasília time, on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2021 Financial Statements for the fiscal year ended 31 December 2021 was filed with the U.S. Securities and Exchange Commission on March 31, 2022 (the “Financial Statements”). Shareholders may obtain a copy of the Financial Statements, free of charge, from the Company’s website at https://ir.afya.com.br or by contacting the Company’s Investor Relations Department by email at ir@afya.com.br.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

/s/ Nicolau Carvalho Esteves

Director

Dated: April 11th, 2022

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Afya Participações S.A., Alameda Oscar Niemeyer, No. 119, Room 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056, or send copies of the foregoing by email to ir@afya.com.br, in each case marked for the attention of Renata Couto, Anibal Sousa and Rodrigo Proença, not later than 11:59 pm Brasília time on the business day prior to the date of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural Person, by its duly authorised representative, shall represent a quorum provided, however, that such a quorum must also include (i) Bertelsmann, for so long as it holds a number of Class B Common Shares representing more than 10% of the total outstanding number of Class B Common Shares, and (ii) the Esteves Family, for so long as it holds a number of Class B Common Shares representing more than 10% of the total outstanding number of Class B Common Shares.